Exhibit 4

Schwab – 2004 Plan – Premium-Priced Stock Option Agreement – Notice

THE CHARLES SCHWAB CORPORATION

2004 STOCK INCENTIVE PLAN

NOTICE OF PREMIUM-PRICED STOCK OPTION GRANT

You have been granted the following option to purchase Common Stock of The Charles Schwab Corporation (“Schwab”) under the Charles Schwab Corporation 2004 Stock Incentive Plan (the “Plan”):

Name of Grantee:	CHARLES R SCHWAB

Total Number of Shares Granted:	2,400,000

Exercise Price	Number of Shares
$15.2992	800,000
$17.075	800,000
$19.124	800,000

Grant Date:	September 7, 2005

Expiration Date:	September 7, 2012

You and Schwab agree that this option is granted under and governed by the terms and conditions of the Plan and the Premium-Priced Stock Option Agreement, both of which are made a part of this notice. Please review the Premium-Priced Stock Option Agreement and the Plan carefully, as they explain the terms and conditions of this option. You agree that Schwab may deliver electronically all documents relating to the Plan or this option (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that Schwab is required to deliver to its stockholders. Unless you provide written objection to Schwab within 30 days of your receipt of this notice, you agree to all of the terms and conditions of this notice, the Premium-Priced Stock Option Agreement and the Plan.

Premium-Priced Stock Option Agreement	8/4/2005

THE CHARLES SCHWAB CORPORATION

2004 STOCK INCENTIVE PLAN

PREMIUM-PRICED STOCK OPTION AGREEMENT

Tax Treatment	This option is a nonqualified stock option and is not intended to qualify as an incentive stock option under federal tax laws.

Vesting	This option is fully vested and exercisable as of the Grant Date set forth in the Notice of Premium-Priced Stock Option Grant.

Exercise Procedures	You or your representative may exercise this option by following the procedures prescribed by Schwab. If this option is being exercised by your representative, your representative must furnish proof satisfactory to Schwab of your representative’s right to exercise this option. After completing the prescribed procedures, Schwab will cause to be issued the shares purchased, which will be registered in the name of the person exercising this option.

Exercise Price and Forms of Payment

When you submit your notice of exercise, you must include payment of the option exercise price for the shares you are purchasing. This option is premium priced and, accordingly, has exercise prices for a specified number of shares higher than the market price of Schwab stock on the Grant Date. The applicable exercise prices are set forth in the Notice of Premium-Priced Stock Option Grant. Payment may be made in one of the following forms:

•       Cash, your personal check, a cashier’s check or a money order.

•       Shares of Schwab stock that are surrendered to Schwab. These shares will be valued at their fair market value on the date when the new shares are purchased.

•       By delivery (in a manner prescribed by Schwab) of an irrevocable direction to Charles Schwab & Co., Inc. to sell shares of Schwab stock (including shares to be issued upon exercise of this option) and to deliver all or part of the sale proceeds to Schwab in payment of all or part of the exercise price.

Term	This option expires no later than the Expiration Date specified in the Notice of Premium-Priced Stock Option Grant but may expire earlier upon your termination of service, as described below.

Premium-Priced Stock Option Agreement	8/4/2005

Termination of Service

This option will expire on the date three months following the date of your termination of employment with Schwab and its subsidiaries for any reason other than on account of death, disability or retirement. If you are entitled to severance benefits under a Schwab-sponsored plan or an individual agreement with Schwab, then the date of your termination of employment for purposes of this paragraph will be determined under the terms of such arrangement.

If you cease to be an employee of Schwab and its subsidiaries by reason of your disability or death, then this option will expire on the first anniversary of the date of your death or disability.

If you cease to be an employee of Schwab and its subsidiaries by reason of your retirement, then this option will expire on the second anniversary of the date of your retirement.

Definition of Disability	For all purposes of this Agreement, “disability” means that you have a disability such that you have been determined to be eligible for benefits under Schwab’s long-term disability plan.

Definition of Retirement

For all purposes of this Agreement “retirement” will mean:

•      any termination of employment with Schwab and its subsidiaries with the exception of U.S. Trust Corporation or its subsidiaries for any reason other than death at any time after you attain age 50, but only if, at the time of your termination, you have been credited with at least 7 years of service; and

•      any termination of employment from U.S. Trust Corporation or its subsidiaries for any reason other than death at any time after (1) you attain age 65, (2) the sum of your age and credited years of service, at the time of your termination, is equal to or greater than 80, or (3) you attain age 60, but only if, at the time of your termination, you have been credited with at least 10 years of service.

The phrase “years of service” above has the same meaning given to it under the SchwabPlan Retirement Savings and Investment Plan (or any successor plan).

Cancellation of Options	To the fullest extent permitted by applicable laws, this option will immediately be cancelled and expire in the event that Schwab terminates your employment on account of conduct contrary to the best interests of Schwab, including, without limitation, conduct constituting a violation of law or Schwab policy, fraud, theft, conflict of interest, dishonesty or harassment. The determination whether your employment has been terminated on account of conduct inimical to the best interests of Schwab shall be made by Schwab in its sole discretion.

Restrictions on Exercise and Issuance or Transfer of Shares	You cannot exercise this option and no shares of Schwab stock may be issued under this option if the issuance of shares at that time would violate any applicable law, regulation or rule. Schwab may impose restrictions upon the sale, pledge or other transfer of shares (including the placement of appropriate legends on stock certificates) if, in the judgement of Schwab and its counsel, such restrictions are necessary or desirable to comply with applicable law, regulations or rules.

Premium-Priced Stock Option Agreement	8/4/2005

Stockholder Rights	You, or your estate or heirs, have no rights as a stockholder of Schwab until you have exercised this option by giving the required notice to Schwab and paying the exercise price. No adjustments are made for dividends or other rights if the applicable record date occurs before you exercise this option, except as described in the Plan.

No Right to Employment	Nothing in this Agreement will be construed as giving you the right to be retained as an employee, consultant or director of Schwab and its subsidiaries for any specific duration or at all.

Transfer of Option

In general, only you may exercise this option prior to your death. You may not transfer or assign this option, except as provided below. For instance, you may not sell this option or use it as security for a loan. If you attempt to do any of these things, this option will immediately become invalid. You may, however, dispose of this option in your will or in a beneficiary designation.

You may transfer this option as a gift to one or more family members. For this purpose, “family member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (including adoptive relationships), any individual sharing your household, e.g., a domestic partner, other than a tenant or employee, a trust in which one or more of these individuals have more than 50% of the beneficial interest, a foundation in which you or one or more of these persons control the management of assets, and any entity in which you or one or more of these persons own more than 50% of the voting interest.

Schwab may, in its sole discretion, allow you to transfer this option under a domestic relations order in settlement of marital or domestic property rights.

In order to transfer this option, you and the transferee(s) must execute the forms prescribed by Schwab, which include the consent of the transferee(s) to be bound by this Agreement.

Claims Procedure	You may file a claim for benefits under the Plan by following the procedures prescribed by Schwab. If your claim is denied, generally you will receive written or electronic notification of the denial within 90 days of the date on which you filed the claim. If special circumstances require more time to make a decision about your claim, you will receive notification of when you may expect a decision. You may appeal the denial by submitting to the Plan Administrator a written request for review within 30 days of receiving notification of the denial. Your request should include all facts upon which your appeal is based. Generally, the Plan Administrator will provide you with written or electronic notification of its decision within 90 days after receiving the review request. If special circumstances require more time to make a decision about your request, you will receive notification of when you may expect a decision.

Plan Administration	The Plan Administrator has discretionary authority to make all determinations related to this option and to construe the terms of the Plan, the Notice of Premium-Priced Stock Option Grant and this Agreement. The Plan Administrator’s determinations are conclusive and binding on all persons.

Premium-Priced Stock Option Agreement	8/4/2005

Right to Replace Option with SARs	If Schwab adopts the fair-value-based method of accounting under FASB Statement No. l23R, the Committee shall have the right to replace this option (or any portion of this option) to the extent outstanding with a Stock Appreciation Right subject to substantially the same terms and conditions contained in this Agreement to be settled in shares of Schwab stock on a one-to-one basis; provided, that this provision shall not become effective if it would cause Schwab to recognize compensation expense.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Schwab stock, the Compensation Committee, in its discretion, may adjust the number of shares covered by this option and the exercise price per share.

Severability	In the event that any provision of this Agreement is held invalid or unenforceable, the provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of California (without regard to their choice-of-law provisions), as such laws are applied to contracts entered into and performed in California.

The Plan and Other Agreements	The text of the Plan is incorporated in this Agreement by reference. This Agreement and the Plan constitute the entire understanding between you and Schwab regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded. This Agreement may be amended only by another written agreement, signed by both parties. If there is any inconsistency or conflict between any provision of this Agreement and the Plan, the terms of the Plan will control.

BY YOUR SIGNATURE AND THE SIGNATURE OF THE

CORPORATION’S REPRESENTATIVE BELOW, YOU AND THE CORPORATION

AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE, IN THE

NOTICE OF REMIUM-PRICED STOCK OPTION GRANT AND IN THE PLAN

The Charles Schwab Corporation		Optionee

By:	/s/ Jan Hier-King	/s/ Charles R. Schwab
	Jan Hier-King	Charles R. Schwab

Its:	Executive Vice President - HR	Date:	10/20/2005